Prospectus Supplement filed under Rule 462(b) Registration No. 333-133061

799,757 Shares of Common Stock

$22.00 Per Share

Premier Commercial Bancorp

The prospectus dated May 15, 2006 for Premier Commercial Bancorp relating to offering of 727,272 shares of common stock is hereby supplemented to include the following information:

•                                          The offering is changed from an offering of 727,272 shares to an offering of up to 799,757 shares of our common stock which increased amount represents 43.9% of our total outstanding shares before the offering, and 30.5% of our total outstanding shares after the offering.

•                                          The offering is extended until the sale of all 799,757 shares offered, or July 17, 2006, whichever occurs first.

The net proceeds of this offering assuming the sale of all 799,757 shares are estimated to be $17.5 million and will be used primarily to fund the proposed capitalization of a new Arizona bank subsidiary in the amount of $8.7 million and the remaining net proceeds of the offering will be used by Premier Commercial Bancorp for general corporate and working capital purposes and to support future growth.

The date of this Prospectus Supplement is July 14, 2006

Recent Developments

Earnings for the quarter ending March 31, 2006 were $425 thousand, compared with earnings of $242 thousand for the first quarter 2005, representing a 75.6% increase. Undiluted earnings per share were 23 cents for the first quarter of 2006 compared with 17 cents for the same period last year.

Total loans increased $85.6 million, or 70.1%, from $122.2 million at March 31, 2005 to $207.9 million at March 31, 2006. Deposits, at March 31, 2006 were $218.2 million, representing an increase of $51.5 million, or 30.9% for the same period. Total assets increased 40.2% or $74.2 million, from $184.5 million at March 31, 2005 to $258.7 million at March 31, 2006.

Capitalization

The following table sets forth, as of March 31, 2006, our consolidated capitalization. This table should be read in conjunction with our historical financial statements included elsewhere in this prospectus.

March 31, 2006
(Dollars in thousands)
Shareholders’ equity:
Common stock, no par value per share, 10,000,000 shares authorized;
1,823,547 shares issued and outstanding, actual; and	$9,807
2,623,304 shares issued and outstanding, as adjusted	17,595

Retained earnings	3,116
Accumulated other comprehensive income	(285)
Total stockholder’s equity	$30,233